SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended: December 31, 2001.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number:  000-29961

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Sharing Plan for Employees of

Alliance Capital Management L.P.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Capital Management Holding L.P.

1345 Avenue of the Americas

New York, New York 10105

REQUIRED INFORMATION

PROFIT SHARING PLAN FOR EMPLOYEES OF

ALLIANCE CAPITAL MANAGEMENT L.P.

Table of Contents

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Plan Benefits — December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Plan Benefits For the Years Ended December 31, 2001 and 2000

Notes to Financial Statements

Supplemental Schedule:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2001

* Schedules required by Form 5500 that are not applicable have not been included

Consent of Independent Auditors

Independent Auditors’ Report

The Committee of the Profit Sharing Plan for Employees of
Alliance Capital Management L.P.:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

New York, New York

June 26, 2002

PROFIT SHARING PLAN FOR EMPLOYEES OF

ALLIANCE CAPITAL MANAGEMENT L.P.

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value (note 4:)
Alliance Mutual Funds, Alliance Off-shore Funds and Alliance Holding Units	$203,021,220	$220,483,495
Common stocks	24,033,067	28,819,848
Participant loans	2,256,911	2,243,361

Total investments	229,311,198	251,546,704

Accrued dividends and interest receivable	10,362	8,232
Receivable for investment securities sold	—	55,626
Income tax refund receivable	105,153	135,745
Cash	1,679,309	1,240,335

Total assets	231,106,022	252,986,642

Liabilities:
Other liabilities	—	310,163

Total liabilities	—	310,163

Net assets available for plan benefits	$231,106,022	$252,676,479

See accompanying notes to financial statements.

PROFIT SHARING PLAN FOR EMPLOYEES OF

ALLIANCE CAPITAL MANAGEMENT L.P.

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2001 and 2000

	2001	2000
Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 4)	$(40,879,415)	$(37,844,005)
Dividends and interest	3,655,704	15,047,348

Total investment loss	(37,223,711)	(22,796,657)

Contributions:
Employer, net (note 2)	13,751,776	13,627,824
Participant	6,847,934	5,124,120
Participant rollovers	1,726,584	1,964,700

Total contributions	22,326,294	20,716,644

Total deductions	(14,897,417)	(2,080,013)

Deductions from net assets attributed to:
Distributions to participants	(6,564,948)	(7,527,274)
Income taxes	(108,092)	(324,505)

Total deductions	(6,673,040)	(7,851,779)

Net decrease in net assets available for plan benefits	(21,570,457)	(9,931,792)

Net assets available for plan benefits:
Beginning of year	252,676,479	262,608,271

End of year	$231,106,022	$252,676,479

See accompanying notes to financial statements.

PROFIT SHARING PLAN FOR EMPLOYEES OF

ALLIANCE CAPITAL MANAGEMENT L.P.

Notes to Financial Statements

December 31, 2001 and 2000

1.                          Plan Sponsor Reorganization and Bernstein Acquisition

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. (“Alliance Holding”), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital" or the “Partnership”), in exchange for all of the units of Alliance Capital (the “Reorganization”).  Alliance Capital recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding’s books and records on the date of transfer.  Since the Reorganization, Alliance Capital has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding’s business has consisted of holding Alliance Capital Units and engaging in related activities.  Alliance Capital Management Corporation (the “Company”), an indirect wholly-owned subsidiary of AXA Financial, Inc. (“AXA Financial”), is the general partner of both Alliance Holding and Alliance Capital.  Alliance Capital is a registered investment adviser under the Investment Advisers Act of 1940.  Alliance Holding Units are publicly traded on the New York Stock Exchange while the Alliance Capital Units do not trade publicly and are subject to significant restrictions on transfer.

In connection with the Reorganization, all employees of Alliance Holding became employees of the Partnership effective October 29, 1999 and the Partnership assumed sponsorship of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. previously sponsored by Alliance Holding.

On October 2, 2000, the Partnership acquired the business and assets of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. (“Bernstein”), and assumed the liabilities of Bernstein (“Bernstein Acquisition”).

Those employees who became employees of the Partnership as a result of the Bernstein Acquisition and were employed by Bernstein on September 29, 2000 are currently not eligible to participate in the Plan.

2.                          Description of Plan

General

The Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the “Plan”) is a defined contribution plan covering most of the employees of the Partnership and certain of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is operated in accordance with the Plan Agreement by the Plan Administrator, which is appointed by the Board of Directors of the Company.

The following is a brief summary of the provisions of the Plan Agreement.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

Eligibility

Employees, other than those from the Bernstein Acquisition, are eligible to participate in the Partnership’s annual matching contribution and annual contribution commencing on the January 1 or July 1 following completion of one year of employment during which they work at least 1,000 hours, provided they have attained age 21.  Partnership contributions for a Plan year will be allocated to eligible participants provided they are employed by the Partnership, its subsidiaries or an Affiliate, as defined in the Plan, as of the last accounting date of such Plan year.

Employees, other than those from the Bernstein Acquisition, are eligible to make employee contributions beginning on the first day of the month following the later of the employee’s first regular payroll period or attainment of age 21.

Contributions

Participants may elect to contribute to the Plan from one to five percent of their annual salary on a pre-tax basis in the form of voluntary salary reductions up to $10,500 for 2001 and 2000.  The Partnership makes an annual matching contribution to the Plan in an amount determined by the Board of Directors of the Partnership prior to the close of each Plan year.  In 2001 and 2000, the matching contribution was equal to 100% of the aggregate match-eligible voluntary salary reductions made by participants under Section 401(k) of the Internal Revenue Code.  The Partnership may make an annual discretionary contribution to the Plan in an amount determined by the Board of Directors of the Company prior to the close of each Plan year.  For 2001 and 2000 the Partnership’s contribution amounted to 8% and 10%, respectively, of each eligible participant’s eligible earnings.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Partnership contributions and Plan earnings or losses. Allocations are based on each participant’s account balance or participant earnings, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are fully vested in their contributions and earnings thereon.  Partnership contributions and related earnings become 100% vested when a participant completes three years of service from the original date of hire.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce Partnership contributions.  For the years ended December 31, 2001 and 2000, Partnership contributions were reduced by $299,537 and $282,260, respectively, from forfeited nonvested accounts.

Distributions

Prior to 1987, participants were permitted to make voluntary, after-tax contributions to the Plan.  Such after-tax contributions may be withdrawn at the close of any calendar month.

Participants who terminate their employment with the Partnership may elect to receive a lump-sum payment equal to their vested account balance or installment payments.  Participants with vested account balances of  $5,000 or less as of the last day the participant is employed by the Partnership receive a lump-sum payment equal to their vested account balance.

Plan Investments

Under the terms of a trust agreement between the Partnership and the individuals designated as trustees of the Plan, the trustees manage a trust which holds the assets of the Plan.  Participants may direct the investment of their account balances in one or more registered open-end investment companies for which the Partnership serves as investment advisor (“Alliance Mutual Funds”), a pool of common stocks (“Special Equity”), Alliance Holding Units and the Alliance Hedge Fund options. The Alliance Hedge Fund options invest in off-shore mutual funds for which the Partnership serves as advisor (“Alliance Off-shore Funds”).  Investments in the Alliance Mutual Funds, the off-shore mutual funds included in the Alliance Hedge Fund options and Alliance Holding Units are held by custodian banks; common stocks are held in custody by State Street Bank and Trust Company and by Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the Partnership until November 3, 2000.

Administrative Expenses

Expenses for administering the Plan may be paid from Plan assets, unless paid by the Partnership.  The Partnership paid all 2001 and 2000 Plan administration expenses.

Plan Termination

Although it has not expressed any intent to do so, the Partnership has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in all employer contributions and earnings thereon.

Participant Loans

Each participant can borrow money in an amount up to 50% of the participant’s vested account balance, not to exceed $50,000.  All loans bear interest consistent with regulations established by the Department of Labor.  All loans are secured by the participants’ account through an executed promissory note and are repaid by payroll deductions over a period not to exceed five years, or longer as determined by the Plan Administrator.

3.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Investments

The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds and offshore funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions and Distributions

Partnership contributions are accrued and paid as of the last day of each Plan year.  Distributions to participants are recorded when paid.

Adoption of New Accounting Pronouncement

The Plan has adopted Financial Accounting Standards Board’s SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 138 and related implementation guidance (“SFAS 133”), on January 1, 2001.  The adoption of SFAS 133 did not have a material impact on the Plan’s financial statements.

Risks and Uncertainties

The Plan offers a number of investment options which include underlying investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of Alliance Holding Units.

4.                          Investments

The following presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	2001	2000
Alliance Quasar Institutional Fund	$11,537,409	$12,221,877
Alliance Government Reserves	32,928,462	18,710,475
Alliance Technology Fund	26,436,758	36,204,824
Alliance Premier Growth Institutional Fund	34,706,330	44,352,212
Alliance Holding Units	17,291,618	17,186,153

During 2001and 2000, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds and offshore funds	$(33,231,244)	$(43,522,831)
Alliance Holding Units	(820,416)	8,962,667
Common stocks	(6,827,755)	(3,283,841)

	$(40,879,415)	$(37,844,005)

5.                          Related Party Transactions

The Alliance Mutual Funds and Alliance Off-shore Funds receive investment advisory services pursuant to contracts with the Partnership under which the Partnership is paid investment advisory fees by the funds.

6.                          Income Taxes

The Internal Revenue Service has determined and informed the Partnership by letter dated March 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended subsequent to March 31, 1995 the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan, as a tax-exempt entity, is generally not subject to federal and state income taxes.  However, as a result of investments in Alliance Holding Units in 2001 and 2000, a portion of the Plan’s distributive share of taxable income from these investments constitutes “unrelated business taxable income” subjecting the Plan to federal and state income tax.  Any such federal and state income tax liability incurred by the Plan is charged proportionately against the accounts of each participant investing in Alliance Holding Units and, accordingly, reduces investment performance.

7.                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2001:

Net assets available for plan benefits per the financial statements	$231,106,022
Payable to terminated participants	(627,931)

Net assets available for plan benefits per Form 5500	$230,478,091

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

December 31, 2001
Distributions to participants per the financial statements	$(6,564,948)
Payable to terminated participants	(627,931)

Distributions to participants per Form 5500	$(7,192,879)

Amounts payable to terminated participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

Schedule I

Profit Sharing Plan for Employees of
Alliance Capital Management L.P.

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of Issuer	Description	Current Value

*	Alliance Balanced Shares	Mutual funds; 236,104 shares	$3,569,893
*	Alliance Capital Reserves	Mutual funds; 11,716 shares	11,716
*	Alliance Quasar Institutional Fund	Mutual funds; 1,506,189 shares	11,537,409
*	Alliance Government Reserves	Mutual funds; 32,928,462 shares	32,928,462
*	Alliance Bond Fund-U.S. Government Portfolio	Mutual funds; 833,753 shares	5,986,346
*	Alliance Technology Fund	Mutual funds; 386,501 shares	26,436,758
*	Alliance International Fund	Mutual funds; 513,481 shares	5,288,852
*	Alliance Premier Growth Institutional Fund	Mutual funds; 3,234,514 shares	34,706,330
*	Alliance North American Government Income Trust	Mutual funds; 301,898 shares	2,110,270
*	The Alliance Fund	Mutual funds; 948,422 shares	4,675,722
*	Alliance Bernstein Real Estate Investment Institutional Fund	Mutual funds; 179,069 shares	1,455,831
*	Alliance Bond Fund - Corporate Bond Portfolio	Mutual funds; 345,639 shares	4,234,086
*	Alliance High Yield Fund	Mutual funds; 213,205 shares	1,319,736
*	Alliance Growth Investors Fund	Mutual funds; 87,096 shares	924,963
*	Alliance Conservative Investors Fund	Mutual funds; 62,150 shares	635,169
*	Alliance Growth Fund	Mutual funds; 197,225 shares	6,129,741
*	Alliance New Europe Fund	Mutual funds; 199,417 shares	2,899,528
*	Alliance Global Dollar Government Fund	Mutual funds; 223,060 shares	1,380,746
*	Alliance U.S. Growth Opportunities Fund	Off-shore funds; 2,261 shares	4,361,968
*	ACM Technology Hedge Fund	Off-shore funds; 2,180 shares	3,190,189
*	Alliance Advanced Value Hedge Fund	Off-shore funds; 53,242 shares	5,173,498
*	ACM Credit Opportunities Fund	Off-shore funds; 767 shares	884,612
*	ACM Credit Arbitrage Fund	Off-shore funds; 284 shares	515,192
*	ACM Research Fund	Off-shore funds; 1,401 shares	2,850,872
*	Alliance High Grade Strategy Fund	Off-shore funds; 457 shares	495,696
*	Alliance Growth & Income Fund	Mutual funds; 2,597,159 shares	9,349,773
*	Alliance All-Asia Investment Fund	Mutual funds; 422,252 shares	2,330,835
*	Alliance Global Strategic Income Trust	Mutual funds; 89,008 shares	744,107
*	Alliance Health Care Fund	Mutual funds; 261,153 shares	2,940,603
*	Alliance Select Investor Series Premier Portfolio	Mutual funds; 299,434 shares	3,066,205
*	Alliance International Premier Growth	Mutual funds; 48,098 shares	413,647
*	Alliance Bernstein Value Fund	Mutual funds; 152,635 shares	1,595,035
*	Alliance Bernstein Small Cap Value Fund	Mutual funds; 102,617 shares	1,216,009
*	Alliance Bernstein International Value Fund	Mutual funds; 32,926 shares	329,265
*	Alliance Bernstein Global Value Fund	Mutual funds; 4,145 shares	40,538
*	Alliance Holding Units	Alliance Holding Units; 341,563 units	17,291,618

	Total Investments in Alliance Mutual Funds, Alliance Off-shore Funds and Alliance Holding Units		203,021,220

	AES Corp.	Common stock; 14,600 shares; cost at $476,684	238,710
	Affiliated Computer CL A	Common stock; 2,300 shares; cost at $197,321	244,099
	Allergan, Inc.	Common stock; 5,850 shares; cost at $450,620	439,042
	Altera Corp.	Common stock; 10,200 shares; cost at $271,313	216,444
	AMBAC Finl Group Inc.	Common stock; 7,200 shares; cost at $428,108	416,592
	AMDOCS Ltd.	Common stock; 4,300 shares; cost at $272,811	146,071
	American Home Products	Common stock; 4,100 shares; cost at $208,647	251,576
	American Int’l Group	Common stock; 8,400 shares; cost at $418,287	666,960
	American Standard Companies Inc.	Common stock; 7,900 shares; cost at $408,782	539,017
	AOL Time Warner	Common stock; 14,400 shares; cost at $626,073	462,240
	Applied Materials Inc.	Common stock; 7,100 shares; cost at $298,953	284,710
	Arthur J. Gallager	Common stock; 7,200 shares; cost at $260,158	248,328
	Liberty Media Corp - A	Common stock; 37,032 shares; cost at $338,791	518,448
	AT&T Wireless Services	Common stock; 22,000 shares; cost at $570,394	316,140
	BEA Systems Inc.	Common stock; 8,850 shares; cost at $533,083	136,290
	Baker Hughes Inc.	Common stock; 8,700 shares; cost at $318,871	317,289
	Bank One Corp.	Common stock; 19,600 shares; cost at $667,540	765,380

	Cardinal Health Inc.	Common stock; 11,750 shares; cost at $752,535	759,755
	Career Education Corporation	Common stock; 6,700 shares; cost at $183,949	229,676
	Celestica Inc.	Common stock; 2,700 shares; cost at $151,120	109,053
	Centex Corp.	Common stock; 1,700 shares; cost at $79,485	97,053
	Check Point Software Tech LTD	Common stock; 1,400 shares; cost at $42,474	55,846
	Cisco Systems Inc.	Common stock; 33,800 shares; cost at $939,992	612,118
	Citigroup Inc.	Common stock; 24,226 shares; cost at $497,742	1,222,928
	Comcast Corp. CL A SPL (K)	Common stock; 16,700 shares; cost at $494,198	601,200
	Danaher Corp.	Common stock; 8,050 shares; cost at $459,213	485,495
	D. R. Horton Inc.	Common stock; 4,900 shares; cost at $138,435	159,054
	Enzon Inc.	Common stock; 3,750 shares; cost at $221,405	211,050
	Express Scripts Inc.	Common stock; 13,300 shares; cost at $654,871	621,908
	Fiserv Inc.	Common stock; 6,700 shares; cost at $241,170	283,544
	Flextronics International Ltd.	Common stock; 30,500 shares; cost at $833,847	731,695
	Harley Davidson Inc.	Common stock; 16,400 shares; cost at $383,240	890,684
	Health Management Associates	Common stock; 34,700 shares; cost at $582,644	638,480
	Jacobs Engineering Group Inc.	Common stock; 6,300 shares; cost at $415,089	415,800
	Juniper Networks Inc.	Common stock; 9,000 shares; cost at $192,291	170,550
	King Pharmaceuticals Inc.	Common stock; 6,000 shares; cost at $231,517	252,780
	Kohls Corp.	Common stock; 14,550 shares; cost at $403,338	1,024,902
	Laboratory Corp. of Amer Hldgs	Common stock; 4,000 shares; cost at $326,617	323,400
	Legg Mason Inc.	Common stock; 7,000 shares; cost at $350,099	349,860
	MBNA Corp.	Common stock; 18,000 shares; cost at $488,847	633,600
	Mercury Interactive Corp.	Common stock; 3,800 shares; cost at $381,882	129,124
	Merrill Lynch & Co.	Common stock; 2,600 shares; cost at $111,523	135,512
	Micron Technology Inc.	Common stock; 2,800 shares; cost at $82,314	86,800
	Nokia Corporation ADR	Common stock; 13,300 shares; cost at $565,620	326,249
	NVR Inc.	Common stock; 450 shares; cost at $79,051	91,800
	Peoplesoft Inc.	Common stock; 4,000 shares; cost at $118,359	160,800
	Pfizer Inc.	Common stock; 11,450 shares; cost at $370,242	456,282
	Sanmina Corporation	Common stock; 23,060 shares; cost at $350,360	458,894
	Sicor Inc.	Common stock; 14,800 shares; cost at $272,527	232,064
	Southwest Airlines Co.	Common stock; 19,800 shares; cost at $356,386	365,904
	Solectron Corp.	Common stock; 28,700 shares; cost at $507,418	323,736
	Stryker Corp.	Common stock; 10,000 shares; cost at $323,154	583,700
	Tenet Healthcare Corp.	Common stock; 3,150 shares; cost at $191,946	184,968
	Thermo Electron Corp.	Common stock; 13,600 shares; cost at $322,643	324,496
	Triton PCS Holdings Inc.	Common stock; 4,000 shares; cost at $122,200	117,400
	Tyco International Ltd.	Common stock; 27,065.61 shares; cost at $1,075,151	1,594,164
	United Parcel Service - CL B	Common stock; 5,600 shares; cost at $333,318	305,200
	Veritas Software Corp.	Common stock; 10,900 shares; cost at $792,399	488,647
	Viasys Healthcare Inc - WI	Common stock; 0.96 shares; cost at $18	19
	Wellpoint Health Networks	Common stock; 1,350 shares; cost at $160,860	157,747
	Weatherford International	Common stock; 4,700 shares; cost at $235,010	175,122
	XL Capital Ltd - Class A	Common stock; 2,700 shares; cost at $199,027	246,672

	Total Common Stocks		24,033,067

*	Participant loans	140 loans with interest rates ranging from 3.69% to 10.00%	2,256,911

	Total Investments		$229,311,198

* Party-in-interest as defined by ERISA

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Alliance Capital Management L.P.

Date: June 28, 2002	By:	/s/ Robert H. Joseph, Jr.
Robert H Joseph, Jr.
Senior Vice President and
Chief Financial Officer
Alliance Capital Management
Corporation, General Partner